The Vantagepoint Funds
777 N. Capitol Street N.E.
Washington, D.C. 20002
April 27, 2010
Angela C. Montez
(202) 962-8096
amontez@icmarc.org
Ms. Patsy W. Mengiste
Securities and Exchange Commission (“SEC”)
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549

Re:	The Vantagepoint Funds (the “Fund”) File Nos: 333-60789 and 811-08941
Dear Ms. Mengiste:
The following responds to your additional comments from April 22, 2010 regarding Post-Effective Amendment No. 29 to the Fund’s Registration Statement under the Securities Act of 1933 (“1933 Act”) filed with the SEC on February 25, 2010 and our initial response to your previous comments of April 12, 2010. We have either responded to these questions or comments or have described how we will address these comments in the prospectus. to be contained in Post-Effective Amendment No. 30 to be filed pursuant to Rule 485(b) under the 1933 Act on or about [April 27, 2010] (the “485(b) Filing”).
Your comments are set forth in bold typeface and our responses follow directly after the comment.
1.	Custom Benchmark Information for Certain Series of the Fund — Please include disclosure with the description of the custom benchmark that explains why the custom benchmark is being used.

Response: The following language is being added to the paragraph within the summary prospectus of each series of the Fund that uses a custom benchmark in its performance comparison. We are currently working with our financial printer to insert this disclosure in the summary prospectuses.
“Because the Fund is a multi-asset class fund, the custom benchmark is intended to provide a better performance comparison than a broad based, single asset class benchmark.”
2.	Multi-Manager Representation — Please make a representation that each portfolio manager listed in a subadviser’s description meets the threshold set forth in Item 5(b) regarding their day-to-day management responsibilities.

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549
April 27, 2010

Response: Management states that each subadviser has represented that all portfolio managers disclosed meet the standard for day-to-day management responsibilities set forth in Item 5(b) of Form N-1A (the “Form”). In addition, each subadviser has provided information relating to the roles of each named portfolio manager for purposes of Item 10(a)(2) of the Form.

3.	Fee Tables — Please revise the Fee Table for the Milestone 2045 Fund to correctly represent the fee waivers and reimbursements in place.

Response: The fee table for the Milestone 2045 Fund has been corrected and page 88 of the summary for that series is attached.

4.	Tax Information — Please delete the phrase “whether or not the distribution is reinvested in fund shares or not.”

Response: This phrase has been deleted from each summary. Please see page 65 attached.
Per your request, the Fund’s assets as of December 31, 2009 were over $11 billion.
Please contact me at the telephone number or email address listed above should you have any questions.

Sincerely,
/s/ Angela C. Montez
Angela C. Montez
Secretary The Vantagepoint Funds